July 27, 2007
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Stephen Krikorian

Re:	Unica Corporation Form 10-Q for the Quarterly Period Ended March 31, 2007 Filed May 10, 2007 Form 8-K filed July 9, 2007 File No. 000-23043
Ladies and Gentlemen:
     On behalf of Unica Corporation (the “Company”) this letter is being submitted in response to the comments provided to the Company in a letter (the “Letter”) dated July 11, 2007 from Stephen Krikorian, Accounting Branch Chief of the Securities and Exchange Commission’s staff (the “Staff”) to Mr. Ralph A. Goldwasser, Senior Vice President and Chief Financial Officer of the Company.
Form 10-Q for the Quarterly Period Ended March 31, 2007
Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 38
1.	We note your proposed disclosure in response to prior comment 1. Further expand your discussion of the nature of the material weakness as supplementally provided in your response. In this regard, we believe your disclosure should specify the controls that were not operating effectively and clarify that this material weakness resulted in an adjustment to defer revenue. Your disclosure should also explain how you expanded your review, accounting research, evaluation and related documentation of non-standard contract terms. Supplementally provide your revised disclosures.
Response:
As noted in our prior letter dated June 22, 2007, the Company intends to provide additional disclosure in its Form 10-Q for the quarter ended June 30, 2007. The proposed disclosure, as revised to address the Staff’s concerns in Comment 1 of the Letter, is as follows:
“Item 4. Controls and Procedures
Changes in Internal Control over Financial Reporting
In the normal course of business, the Company routinely enters into software license arrangements that contain non-standard terms and conditions, which could significantly affect the timing and amount of revenue recognized in a given period. During the quarter ended March 31, 2007, management concluded that a material weakness existed related to the Company’s evaluation and accounting for software license arrangements with non standard terms and conditions. Specifically, for certain software license agreements, the Company did not adequately document non-standard terms contained in those agreements and did not perform sufficient accounting research to determine the impact of such non-standard contractual terms. As a result of this material weakness, the Company deferred license revenue related to one of the software license agreements.
The material weakness described above could have a significant impact on internal control over financial reporting. Specifically, the absence of strong controls around the identification, research, evaluation and accounting for non-standard revenue transactions could result in errors in the amount of revenue reported in a given period, and such errors could be material. The Company does not believe the material weakness has had any impact on financial reporting for periods prior to the quarter ended March 31, 2007.
As a result of the material weakness originally identified during the quarter ended March 31, 2007, the Company began implementing certain improvements to its internal control over financial reporting during the fiscal quarter ended June 30, 2007. Specifically, the Company revised its process of reviewing non-standard terms contained in its software license agreements to require expanded documentation of each significant non-standard term by the legal department and additional accounting research by the Company’s finance department for each significant non-standard term identified by the Company.”
Form 8-K Filed July 9, 2007
Exhibit 99.1
2.	We note your disclosure of non-GAAP diluted net income per share in your earnings release. Please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In this respect, ensure that you include a reconciliation of your non-GAAP financial measures to the most directly comparable GAAP financial measures pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.
Response:
The Company will ensure that any future uses of Non-GAAP financial measures will be in compliance with the disclosure requirements of Item 10(e)(l)(i) of Regulation S-K and will include a reconciliation of the Non-GAAP financial measures to the most directly comparable GAAP financial measure.

     In connection with responding to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at 781-839-8032 or by facsimile at 781-890-0012. Thank you for your assistance.
Very truly yours,
/s/ Ralph A. Goldwasser
Ralph A. Goldwasser
Senior Vice President and Chief Financial Officer